

Mail Stop 4561

June 20, 2016

Richard A. Simonson
Executive Vice President and Chief Financial Officer
Sabre Corporation
3150 Sabre Drive
Southlake, TX 76092

Re: Sabre Corporation
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 19, 2016
Form 10-Q for the Quarterly Period Ended March 31, 2016
Filed April 28, 2016
File No. 001-36422

Dear Mr. Simonson:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Selected Financial Data

Definitions of Non-GAAP Financial Measures, page 38

1. We note that you exclude amortization of capitalized implementation costs and amortization of upfront incentive consideration from total Adjusted Gross Margin and total Adjusted EBITDA. You indicate that your non-GAAP financial measures are key metrics used by management and your board of directors to monitor your ongoing core operations because historical results have been significantly impacted by events that are unrelated to your core operations as a result of changes to your business and the regulatory environment. Tell us why you believe it is appropriate to exclude amortization

of capitalized implementation costs and amortization of upfront incentive consideration from performance measures that you use to monitor core operations. In this regard, you indicate that implementation costs represent upfront costs to implement new customer contracts and incentive consideration is made with the objective of increasing the number of clients or to ensure or improve customer loyalty. In addition, tell us why the exclusion of the costs of capitalized incentive consideration is consistent with the inclusion of those incentive consideration costs that are not capitalized.

2. We note that your non-GAAP measure of Adjusted Free Cash Flow excludes the cash flow effect of restructuring and other costs, litigation settlement, other litigation costs and management fees. Tell us what consideration you gave to the prohibition in Item 10(e)(ii)(A) of Regulation S-K from excluding charges or liabilities that required, or will require, cash settlement from non-GAAP liquidity measures.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Years Ended December 31, 2015 and 2014, page 43

3. Tell us what consideration you gave to specifically quantifying the extent to which the changes in revenues are attributable to changes in price and addressing any related known trends or uncertainties. In addition, consider discussing the extent to which any decreases in price are the result of pricing pressures or other identifiable factors. In this regard, we note that the growth rate in passengers boarded was larger than the percentage increase in Airline Solutions' revenue. Tell us what consideration you gave to addressing how revenue per Airline Solutions Passengers Boarded has varied between the periods. Refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.B.3 of SEC Release 33-8350.

Form 10-Q for the Quarterly Period Ended March 31, 2016

Item 6. Exhibits

Exhibit 101

4. Please ensure that the information included in XBRL data in future filings is numerically accurate. In this regard, we note that no interactive data is presented in the consolidated balance sheets for acquired customer relationships and other intangible assets.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies
and Services